

SECU[illegible] 16012086

OMB APPROVAL	
OMB Number:	3235-0123
Expires: March 31, 2016	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53255

SEC Mail Processing Section
FEB 29 2016
Washington DC
409

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MWA Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 1st Avenue

(No. and Street)

Rock Island, Illinois 61201

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clint J Pogemiller 309-558-3101

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

Oath or Affirmation

I, Clint Pogemiller, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MWA Financial Services, Inc., as of December 31, 2015, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

President


OFFICIAL SEAL
DENISE A. THOMPSON
Notary Public - State of Illinois
My Commission Expires 12/08/2018

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Change in Financial Condition
(X)	(e)	Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(X)	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
(X)	(m)	A copy of the SIPC Supplemental Report. *(Under Separate Cover)*
(X)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Modern Woodmen
MWA Financial Services Inc.

Touching lives. Securing futures.®

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
409

Consolidated Financial Statements and Supplementary Information

MWA Financial Services, Inc.
Years Ended December 31, 2015 and 2014
With Reports of Independent Registered
Public Accounting Firm

MWA Financial Services, Inc.
Consolidated Financial Statements
and Supplemental Information

Years Ended December 31, 2015 and 2014

Contents



Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors
MWA Financial Services, Inc.

We have audited the accompanying consolidated statements of financial condition of MWA Financial Services, Inc. (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MWA Financial Services, Inc. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 24, 2016

MWA Financial Services, Inc.

Consolidated Statements of Financial Condition

	December 31	
	2015	**2014**
Assets		
Cash and cash equivalents	**$ 1,834,520**	$ 1,761,405
Receivables from brokers, dealers, and others	**480,045**	517,131
Other assets	**55,020**	53,050
Software (net of accumulated amortization of $5,542 in 2015)	**27,780**	9,125
Total assets	**$ 2,397,365**	$ 2,340,711
Liabilities and stockholder's equity		
Liabilities:		
Due to Modern Woodmen of America	**$ 207,689**	$ 224,340
Accounts payable and accrued expenses	**955,323**	951,966
Total liabilities	**1,163,012**	1,176,306
Stockholder's equity:		
Common stock, $1,000 per share stated value:		
Authorized shares – 10,000		
Issued and outstanding shares – 1,000	**1,000,000**	1,000,000
Additional paid-in capital	**14,325,000**	13,825,000
Retained earnings deficit	**(14,090,647)**	(13,660,595)
Total stockholder's equity	**1,234,353**	1,164,405
Total liabilities and stockholder's equity	**$ 2,397,365**	$ 2,340,711

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Operations

	Year Ended December 31	
	2015	**2014**
Revenues:		
Concession income	**$ 15,661,038**	$ 13,080,043
Variable product distribution fee income	**330,000**	330,000
Interest income	**3,049**	3,737
Field reimbursements	**596,460**	612,120
Other income	**51,000**	41,559
Total revenues	**16,641,547**	14,067,459
Expenses:		
Commissions	**13,328,760**	10,968,908
Licenses and fees	**593,873**	582,760
Professional fees	**78,714**	66,529
Salaries and related expenses	**2,336,157**	2,624,381
Other operating expenses	**734,095**	797,194
Total expenses	**17,071,599**	15,039,772
Net loss	**$ (430,052)**	$ (972,313)

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Changes in Stockholder's Equity

	Common Stock		Additional Paid-In Capital	Retained Earnings Deficit	Total
	Shares	Stated Value			
Balance at January 1, 2014	1,000	$ 1,000,000	$ 12,725,000	$ (12,688,282)	$ 1,036,718
Capital contribution from Modern Woodmen of America	–	–	1,100,000	–	1,100,000
Net loss	–	–	–	(972,313)	(972,313)
Balance at December 31, 2014	1,000	1,000,000	13,825,000	(13,660,595)	1,164,405
Capital contribution from Modern Woodmen of America	**–**	**–**	**500,000**	**–**	**500,000**
Net loss	**–**	**–**	**–**	**(430,052)**	**(430,052)**
Balance at December 31, 2015	**1,000**	**$ 1,000,000**	**$ 14,325,000**	**$ (14,090,647)**	**$ 1,234,353**

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31	
	2015	**2014**
Operating activities		
Net loss	**$ (430,052)**	$ (972,313)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Amortization expense	**5,542**	–
Changes in operating assets and liabilities:		
Receivables from brokers, dealers, and others	**37,086**	(81,213)
Other assets	**(1,970)**	16,192
Due to Modern Woodmen of America	**(16,651)**	13,742
Accounts payable and accrued expenses	**3,357**	97,099
Net cash used in operating activities	**(402,688)**	(926,493)
Investing Activities		
Purchases of software	**(24,197)**	(9,125)
Net cash used in financing activities	**(24,197)**	(9,125)
Financing activities		
Capital contribution from Modern Woodmen of America	**500,000**	1,100,000
Net cash provided by financing activities	**500,000**	1,100,000
Increase in cash and cash equivalents	**73,115**	164,382
Cash and cash equivalents at beginning of year	**1,761,405**	1,597,023
Cash and cash equivalents at end of year	**$ 1,834,520**	$ 1,761,405

See accompanying notes.

MWA Financial Services, Inc.

Notes to Consolidated Financial Statements

December 31, 2015

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

MWA Financial Services, Inc. (the Company), a wholly owned subsidiary of Modern Woodmen of America, was incorporated on February 2, 2001, and began operating as a broker-dealer on October 10, 2001, upon its approval for membership in the Financial Industry Regulatory Authority (FINRA). The Company deals primarily in the sale of non-proprietary mutual fund shares and variable products. The Company clears its securities transactions on a fully disclosed basis through Pershing LLC (the clearing broker).

The consolidated financial statements (see Note 2) include the accounts of the Company and its wholly owned subsidiary, MWAGIA, Inc., which is involved in the sale of non-proprietary insurance products. All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Revenue Recognition

The majority of the Company's revenues are derived from dealer concessions on trades of non-proprietary mutual funds and fees for the distribution of variable products by registered representatives (see Note 6). Revenues are recognized on the accrual basis upon receipt of investor funds and remittance to the clearing broker or mutual fund company. Related commissions due to registered representatives are concurrently recognized based on agreed-upon rates. Field reimbursements represent licensing and administrative fees charged to registered representatives.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Software

Software is stated at cost less accumulated amortization. Amortization is computed on the straight-line method using an estimated useful life of three years.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period (see Note 4). The Company evaluates the deferred tax assets for recoverability and establishes a valuation allowance when it is determined that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued, provided they give evidence of conditions that existed at the balance sheet date. Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves.

The Company's management has evaluated the financial statements for subsequent events through the date which financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

1. Summary of Significant Accounting Policies (continued)

Fair Value Measurements and Disclosures

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair value is defined as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market or the investment. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in ASC 820. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

The three-tier hierarchy of inputs is summarized below:

- Level 1 – quoted prices in active markets for identical investments
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

1. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents are reported at fair value on a recurring basis and include money market instruments. Fair values of these cash and cash equivalents may be determined using public quotations, when available, which are reflected in Level 1. When public quotations are not available, because of the highly liquid nature of these assets, carrying amounts may be used to approximate fair values, which are reflected in Level 2. The Company used Level 1 valuation techniques to measure fair value of cash and cash equivalents of $1,834,520 and $1,761,405 during the years ended December 31, 2015 and 2014, respectively. The Company did not have any fair value Level 2 or Level 3 assets or liabilities at December 31, 2015 and 2014.

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period. The Company did not have any transfers between levels during the years ended December 31, 2015 and 2014.

Adoption of New Accounting Pronouncements

In April 2014, the Financial Standards Accounting Board (FASB) issued Accounting Standards Update (ASU) 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)", which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. The standard also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

In August 2015, the FASB issued ASU 2015-14 to amend the effective date of ASU 2014-09 to fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted as of the original effective date, which is January 1, 2017. The provisions of ASU 2014-09 are effective retrospectively. The Company is currently evaluating the impact of adoption of the provisions of ASU 2014-09.

2. Summarized Financial Information of MWAGIA, Inc.

The Company reports information pursuant to Section 17 of the Securities Exchange Act of 1934 and prepares its net capital computation in accordance with Rule 15c3-1 of the Securities and Exchange Commission (SEC) (see Note 5) on an unconsolidated basis. Summarized financial data for the Company's wholly owned subsidiary, MWAGIA, Inc. is as follows:

	December 31	
	2015	**2014**
Cash and cash equivalents	**$ 160,757**	$ 189,946
Receivables from brokers, dealers, and others	**97,762**	103,183
Other assets	**3,298**	2,753
Software (net of accumulated amortization of $5,542 in 2015)	**27,780**	9,125
Total assets	**$ 289,597**	$ 305,007
Due to Modern Woodmen of America	**$ 88,717**	$ 63,993
Other liabilities	**194,323**	164,421
Stockholder's equity*	**6,557**	76,593
Total liabilities and stockholder's equity	**$ 289,597**	$ 305,007

	Year Ended December 31	
	2015	**2014**
Revenues	**$ 2,389,474**	$ 2,202,009
Expenses	**(2,459,510)**	(2,312,045)
Net loss	**$ (70,036)**	$ (110,036)

*Eliminated in consolidation.

3. Transactions With Customers

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing broker for any losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2015, there were no amounts to be indemnified to the clearing broker for these customer accounts.

4. Income Taxes

The Company and its subsidiary file consolidated income tax returns, including only their own operations, since the ultimate parent company, Modern Woodmen of America, is a tax-exempt fraternal benefit society.

At December 31, 2015, the Company had a tax net operating loss carryover of $13,628,723. The tax net operating losses arising in 2015 of $416,746 and in 2014 of $939,530 may be carried forward until 2035 and 2034, respectively, to reduce future taxable income. The remaining carryover of $12,272,447 arose in 2001 through 2013 and may be carried forward until 2021 through 2033. The net operating loss carryover represents the only significant temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes at December 31, 2015 and 2014. Management has established a valuation allowance for the full amount of the related net deferred tax assets of $4,633,766 and $4,494,314 at December 31, 2015 and 2014, respectively, because of the uncertainty of future income necessary for its ultimate realization.

The Company has analyzed all material tax provisions under the guidance of ASC 740, *Income Taxes Related to the Accounting for Uncertainty in Income Tax*, and has determined that there are no tax benefits that should not be recognized as of December 31, 2015 or December 31, 2014. There are no unrecognized tax benefits that would affect the effective tax rates.

4. Income Taxes (continued)

The Company does not believe it would be subject to any penalties or interest relative to any open tax years and, therefore, has not accrued any such amounts. The Company files U.S. federal income tax returns and income tax returns in various state jurisdictions. The 2012 through 2015 U.S. federal tax years are subject to income tax examination by tax authorities. The Company classifies any interest and penalties (if applicable) as income tax expense in the financial statements.

5. Net Capital Requirements

The Company is subject to the uniform net capital requirements of the SEC under Rule 15c3-1. The SEC's requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met, and that the ratio of aggregate indebtedness to net capital as defined therein shall not exceed 15 to 1. At December 31, 2015, the Company had net defined capital of $1,091,522, which was $841,522 in excess of the required net capital of $250,000 at that date. At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was 0.81 to 1. Various other regulatory agencies may impose additional capital requirements.

Under the clearing arrangement with the clearing broker, the Company is also required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2015, the Company was in compliance with all such requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(i) and Rule 15c3-3(k)(2)(ii).

6. Related-Party Transactions

The Company's variable product distribution fee income relates to services performed in connection with the distribution of the variable annuity of Modern Woodmen of America, its parent. Modern Woodmen of America compensated the Company at the rate of $27,500 per month under a distribution agreement that commenced in May 2002 and was amended in 2010. Concessions income derived from proprietary variable product transactions, which were substantially distributed in commissions to representatives selling those products, totaled $7,027,744 and $5,420,528, respectively in 2015 and 2014. Substantially all of the Company's operating expenses represent allocations from or payments by Modern Woodmen of America, which is then reimbursed by the Company. During 2015 and 2014, total net expenses reimbursed to Modern Woodmen of America were $2,154,337 and $2,427,344, respectively. This includes the cost of the Company's employees and the allocated costs of their participation in various qualified employee benefit plans covering substantially all employees and sponsored by Modern Woodmen of America. Separate plan information disaggregated by the subsidiary company is not available on the components of pension cost or on the funded status of the defined-benefit pension plan.

During 2015 and 2014, Modern Woodmen of America contributed capital of $500,000 and $1,100,000, respectively, to the Company. The future operation of the Company is dependent upon such continued capital contributions until profitable operations can be achieved.



Supplementary Information

MWA Financial Services, Inc.

Schedule I - Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2015

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$ 1,234,353
2. Deduct ownership equity not allowable for net capital			-
3. Total ownership equity qualified for net capital			1,234,353
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-
B. Other (deductions) or allowable credits			-
5. Total capital and allowable subordinated liabilities			1,234,353
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C):			
1. Investment in subsidiary	$ 6,557		
2. Prepaid expenses and other receivables	115,522		
3. Fixed assets	-	$ 122,079	
B. Secured demand note deficiency		-	
C. Commodity futures contracts and spot commodities – proprietary capital charges		-	
D. Other deductions and/or charges		-	122,079
7. Other additions and/or allowable credits			-
8. Net capital before haircuts on securities positions			1,112,274

MWA Financial Services, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 (continued)

Computation of Net Capital (continued)

9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1(f)]:		
A. Contractual securities commitments	$ -	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:	-	
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	20,752	
D. Undue concentration	-	
E. Other	-	20,752
10. Net capital		$ 1,091,522

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19) Note (A)	$ 58,665
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000
13. Net capital requirement (greater of line 11 or 12)	250,000
14. Excess net capital (line 10 less 13)	841,522
15. Net capital less greater of 10% of line 19 or 120% of line 12	791,522

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition:		
• Accounts payable and accrued expenses	$ 761,000	
• Due to Modern Woodmen of America	118,971	879,971

MWA Financial Services, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 (continued)

Computation of Aggregate Indebtedness (continued)

17. Add:		
A. Drafts for immediate credit	$ -	
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	
C. Other unrecorded amounts	-	$ -
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts		-
19. Total aggregate indebtedness		879,971
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		80.62%
21. Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)		-

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contrary to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

There were no differences between the computation of net capital under Rule 15(c)3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing submitted to the FINRA on January 26, 2016.

MWA Financial Services, Inc.

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Exhibit A of SEC Rule 15c3-3

December 31, 2015

Exemptive Provision

25.	If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)	
A.	(k)(1) – Limited business (mutual funds and/or variable annuities only)	______
B.	(k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	______
C.	(k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: Pershing LLC	X
D.	(k)(3) – Exempted by order of the Commission	______

MWA Financial Services, Inc.

Schedule III – Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3

December 31, 2015

Exemptive Provision

The Company is exempt from SEC Rule 15c3-3 as it relates to the possession and control requirements under paragraph (k)(2)(ii) of that rule


Building a better
working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors and Management
MWA Financial Services, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of MWA Financial Services, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period January 1, 2015 through December 31, 2015. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries. We obtained the account summary listing payments to SIPC and copies of the current check payments made.

   Listed assessment payments agreed with respective cash disbursement records with no differences.

2. Compared the amounts reported on the statement of income and loss derived from the FOCUS reports for the fiscal period from January 1, 2015 through December 31, 2015, with the amounts reported in Form SIPC-7 for the fiscal period January 1, 2015 through December 31, 2015.

   The amounts derived from the FOCUS report agreed to the amounts reported on Form SIPC-7 with no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.


EY
Building a better
working world

The adjustments reported in Form SIPC-7 agreed to the supporting schedules and working papers with no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   No findings noted during review of arithmetical accuracy of the calculations reflected on Form SIPC-7 and in related supporting schedules.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2015 through December 31, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2016

Modern Woodmen 
MWA Financial Services Inc.

Touching lives. Securing futures.®

EXEMPTION REPORT

MWA Financial Services, Inc.
January 1, 2015 - December 31, 2015
With Reports of Independent Registered
Public Accounting Firm



Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors
MWA Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MWA Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2015. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2016

MWA Financial Services, Inc.'s Exemption Report

MWA Financial Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2015 without exception.

MWA Financial Services, Inc.

I, Clint J Pogemiller, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



President

February 24, 2016